PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, FL 33445

August 23, 2018

VIA EDGAR

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Mail Stop 3030

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PositiveID Corporation (the “Company”)
Registration Statement on Form S-1 (File No. 333-213920)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-213920), together with all exhibits thereto, initially filed with the Commission on September 30, 2016 (the “Registration Statement”).

The Company has determined at this time not to proceed with the financing agreement that would have permitted us to “put” shares of our common stock to the selling stockholder named in the Registration Statement. The Registration Statement related to the resale of the shares of common stock to be issued under the financing agreement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Respectfully,

PositiveID Corporation

By:	/s/ William J. Caragol
Name:	William J. Caragol
Title:	Chief Executive Officer